Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-31595, No. 333-47123, No. 333-113246, and No. 333-194854 on Form S-8 and No. 333-210659 on Form S-3 of our report dated October 18, 2016 (January 20, 2017 for the effects of the adjustments made as a result of the reporting segment change described in Note 12 to the consolidated financial statements), relating to the consolidated financial statements of Winnebago Industries, Inc. and subsidiaries, and our report dated October 18, 2016 relating to the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting, appearing in this Current Report on Form 8-K dated January 20, 2017.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
January 20, 2017